UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

EATON CORPORATION plc
(Exact name of registrant as specified in its charter)

Ireland	000-54863	98-1059235
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)
Eaton House, 30 Pembroke Road Dublin 4, Ireland		D04 Y0C2
(Address of principal executive offices)		(Zip Code)

Taras G. Szmagala, +1-440-523-4502
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information on this form applies:
☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflicts Minerals Disclosure

The description of our reasonable country of origin inquiry process and the results of our inquiry are included in our Conflict Minerals Report, attached as Exhibit 1.01 to this Form SD.

A copy of Eaton Corporation plc’s Conflict Minerals Report is publicly available at http://www.eaton.com/content/eaton/us/en-us/company/policies-and-statements/responsible-sourcing-of-conflict-minerals0.html.

Item 1.02 Exhibit

A copy of Eaton Corporation plc’s Conflict Minerals Report as required by Item 1.01 is provided as Exhibit 1.01 hereto.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Eaton Corporation plc

Date: May 30, 2023	By:	/s/ Taras G. Szmagala
Taras G. Szmagala
Executive Vice President and Chief Legal Officer